UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Dampskibsselskabet af 1912, Aktieselskab
(Name of Subject Company)

The Steamship Company of 1912, Limited
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Aktieselskabet Dampskibsselskabet Svendborg
(Name of Person(s) Furnishing Form)

A-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
A-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Michael V. Møller, Esq.
Dampskibsselskabet af 1912, Aktieselskab
50, Esplanaden
DK-1098 Copenhagen K. Denmark
Telephone: +45 3363 3665
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:
Martin F. Conniff, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
212 309 6000

May 6, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
I.1(a)-1	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-2 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-2	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-3 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-3	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-4 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-4	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-5 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-5	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-6 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-6	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-7 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-7	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-8 of Part II of Form CB submitted on May 7, 2003).
I.1(a)-8	English translation of Invitation and Agenda/Complete Proposals prepared by Svendborg, concerning the extraordinary general meeting, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-11 of Part II of Form CB submitted on May 27, 2003).
I.1(a)-9	English translation of Invitation and Agenda/Complete Proposals prepared by 1912, concerning the extraordinary general Meeting, disseminated to shareholders on May 23, 2003 (previously furnished to the Securities and Exchange Commission as Exhibit II(1)-12 of Part II of Form CB submitted on May 27, 2003).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of each of the documents furnished as the following exhibits to this Form: Exhibits I.1(a)-1 through I.1(a)-9; Exhibits II(1)-2 through II(1)-8; Exhibits II(1)-10, II(1)-11, II(1)-12 and II(1)-14.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of Announcement to the Copenhagen Stock Exchange, dated May 6, 2003, concerning the merger plan of 1912 and Svendborg, with the enclosures listed above as Exhibits II(1)-2 through II(1)-8.
II(1)-2*	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg") relating to the merger of 1912 and Svendborg.
II(1)-3*	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company.
II(1)-4*	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg.
II(1)-5*	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003.
II(1)-6*	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg.
II(1)-7*	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan.
II(1)-8*	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan.
II(1)-9**	English translation of advertisement published in the Danish Gazette in Denmark on May 10, 2003, concerning information regarding where copies of the prospectuses could be obtained.
II(1)-10**	Wall Street Journal advertisement published on May 12, 2003, concerning information regarding where copies of the prospectuses could be obtained.

* Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 7, 2003.

** Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 12, 2003.

II(1)-11*** English translation of Invitation and Agenda/Complete Proposals prepared by Svendborg, concerning the extraordinary general meeting.

II(1)-12*** English translation of Invitation and Agenda/Complete Proposals prepared by 1912, concerning the extraordinary general Meeting.

II(1)-13*** English translation of advertisement published in the Danish Gazette in Denmark on May 23, 2003, concerning the extraordinary general meeting.

II(1)-14*** Wall Street Journal advertisement published on May 27, 2003, concerning the extraordinary general meeting.

II(1)-15 English translation of Announcement to the Copenhagen Stock Exchange, dated June 10, 2003, concerning the extraordinary general meeting.

II(1)-16 English translation of Announcement to the Copenhagen Stock Exchange, dated June 10, 2003, concerning the increase in share capital.

(2) Not applicable.

(3) Not applicable.

***Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB submitted on May 27, 2003.

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form previously filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 7, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

By: ______________________________
Name: Eivind Kolding
Title: Executive Vice President and Chief Financial Officer

By: ______________________________
Name: Michael V. Møller
Title: Vice President, General Counsel

Date: June 11, 2003

Exhibit II(1)-15

ANNOUNCEMENT

Development of the Extraordinary General Meeting – 10 June 2003

The extraordinary general meeting of Dampskibsselskabet af 1912, Aktieselskab took place 10 June 2003 at Bella Center, Copenhagen.

Agenda:

1. Proposal by the Board of Directors to increase the share capital of the Company from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by issuing bonus shares in the amount of DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000, in which connection one new share of DKK 1,000 shall be issued for each share of DKK 1,000 and each share of DKK 500 shall be increased to DKK 1,000, and Articles 2 and 9 (amount of share capital), Article 2 (abolishment of the denomination of DKK 500) and Article 8 (each A-share amount of DKK 1,000 carries two votes) of the Articles of Association shall be amended.

2. Proposal by the Board of Directors to merge the Company with Aktieselskabet Dampskibsselskabet Svendborg with the latter as the surviving company as set out in the Merger Plan (with appendix) made by the boards of directors of the two companies on 6 May 2003 and announced by the Danish Commerce and Companies Agency pursuant to Section 134d(2) of the Danish Companies Act on 6 May 2003.

3. Authorization to the Chairman of the meeting.

***

The board had appointed Mr Henrik Christrup, Lawyer, as Chairman of the meeting.

1. The proposal by the Board of Directors was adopted.

2. The proposal by the Board of Directors was adopted.

3. The Chairman of the meeting was authorised to take all the steps necessary or appropriate for registration of the resolutions passed, including to make such amendments to and corrections in the documents prepared in this connection as may be required by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval.

Meeting adjourned.

Contact person: Senior Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 10 June 2003

Exhibit II(1)-16

ANNOUNCEMENT

Change of Share Capital

This is to inform you that at the extraordinary general meeting today in Dampskibsselskabet af 1912, Aktieselskab it was decided to increase the share capital of the Company from DKK 1,080,000,000 to a total of DKK 2,160,000,000 by issuing bonus shares in the amount of DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000, in which connection one new share of DKK 1,000 shall be issued for each share of DKK 1,000 and each share of DKK 500 shall be increased to DKK 1,000.

It is expected that the capital increase will be registered with the Danish Commerce and Companies Agency on 10 June 2003, and that the bonus shares will be allotted on 16 June 2003 following the daily update by the Danish Securities Centre.

Contact person: Senior Vice President Lars-Erik Brenøe,
tel. no. +45 33 63 36 07.

Copenhagen, 10 June 2003